UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Telenav, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

879455103
(CUSIP Number)

BRETT HENDRICKSON
NOKOMIS CAPITAL, L.L.C.
2305 Cedar Springs Road, Suite 420
Dallas, Texas 75201
(972) 590-4100

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL MASTER FUND, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

____________________
* See Item 5.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL PARTNERS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

____________________
* See Item 5.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL OFFSHORE FUND, LTD.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON CO

____________________
* See Item 5.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL ADVISORS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

____________________
* See Item 5.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL, L.L.C.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IA, OO

____________________
* See Item 5.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON BRETT HENDRICKSON*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,679,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,679,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,679,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

____________________
* See Item 5.

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON RICHARD L. TODARO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 879455103

1	NAME OF REPORTING PERSON MIKEL H. WILLIAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 879455103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.                                Identity and Background.

Item 2 is hereby amended and restated to read as follows:

 (a)           This statement is filed by:

(i)	Nokomis Capital Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Nokomis Master”);

(ii)	Nokomis Capital Partners, L.P., a Texas limited partnership (“Nokomis Partners”), which serves as a feeder fund of Nokomis Master;

(iii)
Nokomis Capital Offshore Fund, Ltd., a Cayman Islands exempted company (“Nokomis Offshore” and together with Nokomis Master and Nokomis Partners, the “Funds”), which serves as a feeder fund of Nokomis Master;

(iv)	Nokomis Capital Advisors, L.P., a Texas limited partnership (“Nokomis Advisors”), which serves as the general partner of each of Nokomis Master and Nokomis Partners;

(v)
Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), which serves as the investment manager of each of Nokomis Master, Nokomis Partners and Nokomis Offshore, and as the general partner of Nokomis Advisors;

(vi)	Brett Hendrickson, who serves as the manager of Nokomis Capital and a director of Nokomis Offshore;

(vii)	Richard L. Todaro; and

(viii)	Mikel H. Williams.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Nokomis Master and Nokomis Offshore is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal office of each of Nokomis Partners, Nokomis Advisors, Nokomis Capital and Mr. Hendrickson is 2305 Cedar Springs Road, Suite 420, Dallas, Texas 75201. The officers and directors of Nokomis Offshore and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The address of the principal office of Mr. Todaro is 14809 Brookhaven Place, Chesterfield, Missouri 63017. The address of the principal office of Mr. Williams is 19 Devonwood Drive, Coto de Caza, California 92679.

CUSIP NO. 879455103

(c)           The principal business of Nokomis Master is investing in securities. The principal business of each of Nokomis Partners and Nokomis Offshore is serving as a feeder fund of Nokomis Master. The principal business of Nokomis Advisors is serving as the general partner of each of Nokomis Master and Nokomis Partners. The principal business of Nokomis Capital is serving as the investment manager of each of Nokomis Master, Nokomis Partners and Nokomis Offshore, and as the general partner of Nokomis Advisors. The principal occupation of Mr. Hendrickson is serving as the manager of Nokomis Capital and a director of Nokomis Offshore. The principal occupation of Mr. Todaro is serving as a director of B. Riley Financial, Inc. The principal occupation of Mr. Williams is serving as the Chairman of the Board of Centrus Energy Corp. and as a director of Iteris, Inc.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Hendrickson, Todaro and Williams are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by Nokomis Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 3,679,715 Shares owned by Nokomis Master is approximately $23,940,052, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 21, 2015, Nokomis Master delivered a letter to the Issuer nominating Richard L. Todaro and Mikel H. Williams (the “Nominees”) for election to the Board of Directors of the Issuer at the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 40,536,912 Shares outstanding as of June 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on August 24, 2015.

CUSIP NO. 879455103

As of the close of business on September 22, 2015, Nokomis Master beneficially owned 3,679,715 Shares, constituting approximately 9.1% of the Shares outstanding.  Each of Nokomis Partners and Nokomis Offshore, as feeder funds of Nokomis Master, may be deemed to beneficially own the 3,679,715 Shares owned by Nokomis Master, constituting approximately 9.1% of the Shares outstanding. Nokomis Advisors, as the general partner of Nokomis Master, may be deemed to beneficially own the 3,679,715 Shares owned by Nokomis Master, constituting approximately 9.1% of the Shares outstanding. Nokomis Capital, as the investment manager of Nokomis Master, may be deemed to beneficially own the 3,679,715 Shares owned by Nokomis Master, constituting approximately 9.1% of the Shares outstanding.  Mr. Hendrickson, as the manager of Nokomis Capital, may be deemed to beneficially own the 3,679,715 Shares owned by Nokomis Master, constituting approximately 9.1% of the Shares outstanding.

As of the close of business on September 22, 2015, Messrs. Todaro and Williams did not beneficially own any Shares.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Each of the Funds and Nokomis Advisors disclaim beneficial ownership of the securities that they hold due to the fact that they have fully delegated investment and voting discretion to Nokomis Capital and cannot rescind such delegation within the timeframe contemplated by Rule 13(d)-3.

(b)           By virtue of their respective positions with Nokomis Master, each of Nokomis Partners, Nokomis Offshore, Nokomis Advisors, Nokomis Capital and Mr. Hendrickson may be deemed to have sole power to vote and dispose of the Shares reported owned by Nokomis Master.

(c)           Schedule A annexed hereto lists all transaction in the securities of the Issuer since the filing of the Schedule 13D by the Reporting Persons. All of such transactions were effected in the open market except as otherwise set forth therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 21, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the 2015 Annual Meeting.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Nokomis Master and certain of its affiliates have agreed to indemnify each of Messrs. Todaro and Williams against any and all claims of any nature arising from the solicitation of proxies at the 2015 Annual Meeting and any related transactions. A form of such letter agreement is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Nokomis Capital Master Fund, L.P., Nokomis Capital Partners, L.P., Nokomis Capital Offshore Fund, Ltd., Nokomis Capital Advisors, L.P., Nokomis Capital, L.L.C., Brett Hendrickson, Richard L. Todaro and Mikel H. Williams, dated September 21, 2015.

CUSIP NO. 879455103

99.2	Form of Indemnification Agreement.

99.3	Form of Power of Attorney.

CUSIP NO. 879455103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2015
NOKOMIS CAPITAL MASTER FUND, L.P.

By:	Nokomis Capital, L.L.C.
Investment Manager

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

NOKOMIS CAPITAL PARTNERS, L.P.

By:	Nokomis Capital, L.L.C.
Investment Manager

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

NOKOMIS CAPITAL OFFSHORE FUND, LTD.

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Director

NOKOMIS CAPITAL ADVISORS, L.P.

By:	Nokomis Capital, L.L.C.
General Partner

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Name:	Brett Hendrickson
Title:	Manager

CUSIP NO. 879455103

/s/ Brett Hendrickson
BRETT HENDRICKSON Individually and as attorney-in-fact for Richard L. Todaro and Mikel H. Williams

CUSIP NO. 879455103

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

NOKOMIS CAPITAL MASTER FUND, L.P.

Purchase of Common Stock	43,004	6.6444	09/04/2015
Purchase of Common Stock	2,800	6.6452	09/08/2015
Purchase of Common Stock	38,234	6.7115	09/09/2015
Purchase of Common Stock	33,162	6.8155	09/10/2015
Purchase of Common Stock	35,302	6.8581	09/11/2015
Purchase of Common Stock	17,986	6.9228	09/14/2015
Purchase of Common Stock	5,460	6.9300	09/15/2015
Purchase of Common Stock	19,540	6.9300	09/16/2015